SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Terms of ADR Rights Offering

São Paulo, April 13, 2007 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4) announced today that it has filed an immediately effective registration statement with the Securities and Exchange Commission (SEC) for the registration of 2,470,794 preferred shares in a preemptive rights offering, in which U.S. holders of its preferred shares and American Depositary Receipts (ADRs) can subscribe for GOL’s preferred shares and ADRs.

As previously disclosed, when GOL agreed to acquire the capital stock of VRG Linhas Aéreas S.A. (“VRG”, the airline that operates the Varig brand) in March 2007, it agreed to pay a portion of the acquisition price in its preferred shares (representing approximately 3.1% of its total shares outstanding). According to Brazilian law, the issuance of preferred shares to be transferred to Varig Logística S.A, the seller of VRG, triggers preemptive rights of our existing shareholders. GOL’s board of directors has authorized the issuance of a total of 8,519,979 preferred shares, of which it will transfer 6,049,185 preferred shares to Varig Logística S.A. GOL’s shareholders (other than Fundo de Investimento em Participações Asas, GOL’s principal shareholder) have the preemptive right to subscribe for 2,470,794 preferred shares (representing approximately 1.3% of GOL’s total shares outstanding), proportionally to their respective participation in GOL’s capital. Although GOL is not obliged under the existing arrangements to extend the preemptive rights to U.S. holders of its preferred shares and ADRs, it has voluntarily elected to register this rights offering with the Securities and Exchange Commission (SEC), in order to enable U.S. holders to participate in the rights offering.

The terms of the rights offering are as follows:

1. Maximum number of preferred shares, including shares in form of ADRs, to be subscribed in the rights offering: 2,470,794.

2. Record date for the preferred share offering: April 10, 2007

3. Issuance and subscription price for the preferred share offering: R$60.81 per share.

4. Subscription period for holders of preferred shares: April 11, 2007 through May 21, 2007.

5. Record date for the ADR offering: April 19, 2007. The preemptive rights to subscribe for ADRs are not transferable.

6. Issuance and subscription price for the ADR offering: US$31.44 per ADR, which is the ADR subscription price of R$60.81 per ADR, converted into U.S. dollars at the Federal Reserve Bank of New York’s Noon buying rate of R$2.0310 per US$1.00 on April 10, 2007, plus an additional 5%, as required by The Bank of New York, the ADR rights agent. The additional 5% represents an allowance for potential fluctuations in the exchange rate between the Brazilian real and the U.S. dollar, conversion expenses, ADR issuance fees of the depositary of US$0.05 per new ADR and financial transaction taxes in Brazil.

If the amount of the estimated ADR subscription price a holder pays to the ADR rights agent is insufficient to cover the actual ADR subscription price in reais plus conversion expenses, ADR issuance fees and financial transaction taxes for ADRs a holder is subscribing for or is allocated, the ADR rights agent will pay the deficiency to the extent the deficiency does not exceed 20% of your payment. A holder must reimburse the ADR rights agent for the amount of any deficiency financed by the ADR rights agent prior to your receiving any new ADRs.

If the amount of the estimated ADR subscription price a holder pays to the ADR rights agent is greater than the subscription price plus conversion expenses, ADR issuance fees and financial transaction taxes for ADRs you are subscribing for or are allocated, the ADR rights agent will pay you the excess without interest.

7. Subscription period for holders of ADRs: April 23, 2007 through May 16, 2007.

8. The preferred shares and ADRs issued shall have the right to receive dividends and interests over the Company’s capital since the date of their issuance.

9. Non-subscribed shares and ADRs: any remaining preferred shares or ADRs will be shared proportionally among the shareholders and ADR holders who have indicated their intention to subscribe remaining preferred shares (including preferred shares in form of ADRs) at the moment of the subscription. If not all preemptive rights for the subscription of preferred shares and ADRs are exercised after one reoffering round, the Board of Directors will reduce the size of the rights offering. After the announcement of any such decrease in the size of the offering, holders of the GOL’s preferred shares in Brazil will have the opportunity to reconsider their decision to subscribe for the preferred shares. This opportunity will not be granted to U.S. persons (as defined in Regulation S promulgated under the Securities Act of 1933, as amended) and other holders of our preferred shares and ADRs in the United States.

Copies of each of the Rights Documents may be obtained by calling the information agent, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or at (212) 929-5500 (call collect).

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
Ph: (5511) 3169 6800
E-mail: ri@golnaweb.com.br
Site: voegol.com.br/ir

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.